FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto are the resolutions adopted at Registrant's Annual General Meeting of Shareholders held today, June 08, 2017.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated June 8, 2017	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Resolutions Adopted at Gilat’s Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Thursday, June 08, 2017 (the “Meeting”), all proposed resolutions were adopted, as follows:

1.
Messrs. Dov Baharav, Amiram Boehm, Ishay Davidi, Amir Ofek, Aylon (Lonny) Rafaeli, Meir Shamir and Ms. Dafna Sharir were re-elected as members of the Board of Directors, all until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	Mr. Elyezer Shkedy was elected to serve as an external director effective as of the date of the Meeting for a three-year term;

3.	The grant of options to Mr. Shkedy as described in the proxy statemnet was approved;

4.	The compensation policy for the Company’s directors and officers was amended as described in the proxy statement; and

5.
The reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2017, and for such additional period until the next annual general meeting of shareholders was ratified and approved.